SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                            (Amendment No. 4)

                      Mafco Consolidated Group Inc.
                             (Name of issuer)

                  Common Stock, par value $.01 per share
                      (Title of class of securities)

                               559025 10 1
                              (CUSIP number)

                             Barry F. Schwartz
                            35 East 62nd Street
                         New York, New York 10021
                              (212) 572-8500

              (Name, address and telephone number of person
            authorized to receive notices and communications)

                             with a copy to:

                           Alan C. Myers, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York 10022
                              (212) 735-3000

                            February 20, 1997
                      (Date of event which requires
                        filing of this statement)

    If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.



               This statement amends and supplements the Statement on
Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), and Mafco Consolidated Holdings Inc., a Delaware corporation ("Mafco Consolidated Holdings"), in connection with their ownership of shares of common stock, par value $.01 per share, of Mafco Consolidated Group Inc., a Delaware corporation ("Mafco"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.


Item 4.        Purpose of Transaction.

               Item 4 is hereby amended to add the following at the end thereof:

               "On February 20, 1997, Mafco Consolidated Holdings entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated February 19, 1997, with Mafco and MCG Acquisition Inc. (the "Purchaser"), pursuant to which the Purchaser will be merged with and into Mafco (the "Merger") with Mafco being the surviving corporation, the directors of the Purchaser becoming the directors of Mafco and Mafco becoming a wholly owned subsidiary of Mafco Consolidated Holdings. Pursuant to the Merger Agreement, each share of Common Stock (other than shares held by Mafco Consolidated Holdings or any of its subsidiaries) will be converted into the right to receive the Merger Consideration.

               The "Merger Consideration" shall be equal to the sum of
(x) $33.50 and (y) if the average of the per share closing prices of the common stock, par value $.01 per share ("Cigar Common Stock"), of Consolidated Cigar Holdings Inc., a Delaware corporation and a subsidiary of Mafco ("Consolidated Cigar"), on the New York Stock Exchange for the ten trading days ending two trading days prior to the effectiveness of the Merger (the "Average"), exceeds $33.00 (the amount by which the Average exceeds $33.00, the "Excess"), then:

               (i) if Mafco shall not have sold shares of Cigar Common Stock in an underwritten secondary offering (the "Cigar Secondary Offering") or shall have sold shares of Cigar Common Stock in the Cigar Secondary Offering at a gross sales price per share in excess of $33.00, an amount equal to the Excess; or

               (ii) if Mafco shall have sold shares of Cigar Common Stock in the Cigar Secondary Offering at a gross sales price per share of $33.00 or less, an amount equal to the Excess multiplied by a fraction, the numerator of which shall be the number of shares of Cigar Common Stock beneficially owned by the Company immediately following, and the denominator of which shall be the number of shares of Cigar Common Stock beneficially owned by Mafco immediately prior to, the consummation of the Cigar Secondary Offering.

               On February 20, 1997, Mafco's board of directors declared a special cash dividend of $10.00 per share, payable on March 14, 1997 to stockholders of record as of the close of business on March 10, 1997. As a result of the Merger and the dividend, Mafco stockholders will receive $43.50 in cash for each share of Common Stock, subject to upward adjustment as described above. The payment of the special cash dividend is not conditioned upon the consummation of the Merger.

               The Merger Agreement has been unanimously approved by the boards of directors of each company and, in the case of Mafco, by a special committee of independent directors formed to consider the transaction. The consummation of the Merger is subject to the approval of Mafco stockholders, the filing with and review by the Securities and Exchange Commission of an information statement to be sent to Mafco stockholders, and other customary conditions. Mafco Consolidated Holdings, which owns approximately 85% of the outstanding shares of Common stock, has agreed to vote in favor of the transaction. The Merger is expected to close during the second quarter of 1997.

               A copy of the Merger Agreement is attached hereto as
Exhibit 6 and is incorporated herein by reference. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the provisions of such agreement.


Item 6.        Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer.

               Item 6 is hereby amended as follows:

               The information set forth in Item 4 is hereby incorporated by reference.


Item 7.       Material to be Filed as Exhibits.

               Item 7 is hereby amended to add the following at the end thereof:

              Exhibit 6. Agreement and Plan of Merger, dated February 20, 1997, by and among Mafco Consolidated Group Inc., Mafco Consolidated Holdings Inc. and MCG Acquisition Inc.


                                SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:  February 24, 1997

                                   MAFCO HOLDINGS INC.
                             MAFCO CONSOLIDATED HOLDINGS INC.


                             By:    /s/ Barry F. Schwartz
                                    Name:  Barry F. Schwartz
                                    Title: Executive Vice President



                                   Exhibit Index

Exhibit 6:            Agreement and Plan of Merger, dated
                      February 20, 1997, by and among Mafco Con-solidated Group Inc., Mafco Consolidated
                      Holdings Inc. and MCG Acquisition Inc.